

Joseph Fischer · 3rd

Entrepreneur dedicated to helping people and companies solve complex problems, and providing equal access to opportunities

Pflugerville, Texas, United States · 500+ connections ·

Contact info

 **Playmaker Recruiting**

Vanderbilt University - Owen Graduate School of.

Experience



Chief Executive Officer
Playmaker Recruiting · Self-employed
Jan 2020 – Present · 1 yr 2 mos
Austin, Texas, United States

Home | Playmaker

Financial Analyst
Texas State Development Foundation
Aug 2017 – May 2018 · 10 mos
San Marcos TX

Monitoring and evaluating the performance of our investment consultant.
Performing research and generating reports to better the managment and distribution of endowment funds to meet objectives while operating within constraints.

 **Development**



Foundation

Financial Analyst, Investment Committee

McCoy College of Business Student Managed Investment Fund

Jan 2017 – May 2018 · 1 yr 5 mos

San Marcos, Texas

Managed over $800,000 of the McCoy College Foundation. Utilized fundamental and quantitative methods to evaluate equity securities and Fixed Income instruments. Analyst in the Fixed Income, International, Health Care, and Financials sectors. Also served on the investment committee and presented on several occasions to our client, and thier i ...see more



Real-world finances highlight Student...



SMIF students win first place in Quinnipiac...



Summer Intern

SagePoint Financial

May 2017 – Aug 2017 · 4 mos

Austin, Texas Area

Helped successfully transition to a new client management system, as well as develop and maintain relationships with new and existing clients.

Aided in the speeding up of the onboarding process while also attending and vettir ...see more



Summer Intern

BloxMob - Mobile App Builder

May 2017 – Aug 2017 · 4 mos

Austin, Texas Area

Helped develop strategies for reaching out to new customers and successfully spearheaded a project with the City of Austin, being published in the local news and developed a new connection with the city school district



BUILD APPS TOGETHER

Show 1 more experience ⌄

Education



Vanderbilt University - Owen Graduate School of Management

Master of Science in Finance, Finance, 3.75

2018 – 2019

The MS Finance degree teaches you the technical skills needed to be successful in corporate finance, investment banking, sales and trading, asset management, real estate, consulting, investment research and more. It provides the opportunity to not only offer a greater depth of finance study that a standard Undergraduate degree but provides the opportunity to take MBA level managment classes.



Texas State University

Bachelor's Degree, Finance, Economics, 4.0

2014 – 2018

Activities and Societies: BSA Eagle Scout Association, Net Impact, Alpha Lambda Delta Honor Society, 3 Day StartUp Alumni, Student Managed Investment Fund (SMIF), Study Abroad - Prague Czech Repiblic, Summer 2016

Graduated May 2018, summa cum laude

Licenses & certifications



Bloomberg Market Concepts

Bloomberg LP

See credential

Volunteer experience



Special Project Manager

Boy Scouts of America

Aug 2007 – Nov 2010 · 3 yrs 4 mos

I provided mentor services and project planning and management services to my fellow scouts

X-Games Sustainability Coordinator

ESPN

Jul 2016 – Present · 4 yrs 8 mos

Environment

Educated event attendees about the sustainability program at Circuit of the Americas and aided in the maintenance of bottle refilling stations and recycling collection and managment

Moto Grand Prix Race Safety Coordinator

FIM (Federation Internationale de Motocyclisme)

Apr 2015 – Present · 5 yrs 11 mos

erformed track safety duties which included sweeping duties, debris removal, first aid, and the collection and care of racers who crashed or fell during the course of the race



